Invesco PowerShares 3500 Lacey Road, Suite 700 Downers Grove, IL 60515

March 13, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	PowerShares Exchange-Traded Fund Trust II

1933 Act Registration No. 333 - 138490

1940 Act Registration No. 811 - 21977

Ladies and Gentlemen:

On behalf of PowerShares Exchange-Traded Fund Trust II (the “Trust”), attached herewith for filing pursuant to the provisions of the Securities Act of 1933, as amended, the rule 485(a)(1) promulgated thereunder and the Investment Company Act of 1940, as amended (the “1940 Act”), is the electronic version of post-effective amendment No. 476 (the “Amendment”) to the Trust’s registration statement on Form N-1A. This Amendment is being filed in order to change the (i) Fund name from PowerShares NYSE Century Portfolio to PowerShares Contrarian Opportunities Portfolio, (ii) the underlying index and (iii) unitary management fee.

Please send copies of all correspondence with respect to the Amendment to the undersigned, or contact me at (630) 684-6724.

Very truly yours,

/s/ Adam Henkel

Adam Henkel

Counsel